EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013

Income from continuing operations before income taxes	$273,085	$243,108	$216,818	$236,679	$125,758
Total fixed charges	137,124	132,654	135,956	128,515	118,189
Total earnings	$410,209	$375,762	$352,774	$365,194	$243,947

Fixed charges:
Interest expense	$119,636	$111,539	$113,861	$96,068	$100,818
Capitalized interest	6,001	10,820	12,520	22,441	6,892
Interest on certain long-term power contracts	5,311	4,946	5,140	5,137	5,996
Estimated interest factor in rental expense	6,176	5,349	4,435	4,869	4,483
Total fixed charges	$137,124	$132,654	$135,956	$128,515	$118,189

Ratio of earnings to fixed charges	2.99	2.83	2.59	2.84	2.06